SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

NORTHERN POWER SYSTEMS CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

CLASS B RESTRICTED VOTING SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

(CUSIP Number)

Mr. Alexander Ellis III

RockPort Capital Partners

160 Federal Street

Boston, MA 02110

(617) 912-1420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS ROCKPORT CAPITAL PARTNERS III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,333,620 COMMON SHARES 3,559,045 CLASS B RESTRICTED VOTING SHARES
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,333,620 COMMON SHARES 3,559,045 CLASS B RESTRICTED VOTING SHARES
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,620 COMMON SHARES 3,559,045 CLASS B RESTRICTED VOTING SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65% OF COMMON SHARES 31.6% OF CLASS B RESTRICTED VOTING SHARES
14.	TYPE OF REPORTING PERSON PN

Page 2 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS ROCKPORT CAPITAL III, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65% OF COMMON SHARES (1) 31.6% OF CLASS B RESTRICTED VOTING SHARES (1)
14.	TYPE OF REPORTING PERSON OO

(1)	RockPort Capital III, L.L.C. is the general partner of RockPort Capital Partners III, L.P.

Page 3 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS ALEXANDER ELLIS III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65% OF COMMON SHARES 31.6% OF CLASS B RESTRICTED VOTING SHARES
14.	TYPE OF REPORTING PERSON IN

(2)	Alexander Ellis III, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

Page 4 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS JANET B. JAMES
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65% OF COMMON SHARES 31.6% OF CLASS B RESTRICTED VOTING SHARES
14.	TYPE OF REPORTING PERSON IN

(3)	Janet B. James, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

Page 5 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS WILLIAM E. JAMES
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65% OF COMMON SHARES 31.6% OF CLASS B RESTRICTED VOTING SHARES
14.	TYPE OF REPORTING PERSON IN

(4)	William E. James, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

Page 6 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS CHARLES J. MCDERMOTT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65% OF COMMON SHARES 31.6% OF CLASS B RESTRICTED VOTING SHARES
14.	TYPE OF REPORTING PERSON IN

(5)	Charles J. McDermott, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

Page 7 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS DAVID J. PREND
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65% OF COMMON SHARES 31.6% OF CLASS B RESTRICTED VOTING SHARES
14.	TYPE OF REPORTING PERSON IN

(6)	David J. Prend, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

Page 8 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS STODDARD M. WILSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65% OF COMMON SHARES 31.6% OF CLASS B RESTRICTED VOTING SHARES
14.	TYPE OF REPORTING PERSON IN

(7)	Stoddard M. Wilson, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

Page 9 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

1.	NAMES OF REPORTING PERSONS VICTOR A. WESTERLIND
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,333,620 COMMON SHARES (1) 3,559,045 CLASS B RESTRICTED VOTING SHARES (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.65% OF COMMON SHARES 31.6% OF CLASS B RESTRICTED VOTING SHARES
14.	TYPE OF REPORTING PERSON IN

(8)	Victor A. Westerlind, as a Managing Member of RockPort Capital III, L.L.C., the general partner of RockPort Capital Partners III, L.P., possesses shared power to vote and shared power to direct the disposition of all securities of Northern Power Systems Corp. held by RockPort Capital Partners III, L.P.

Page 10 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

Item 1. Security and Issuer.

The classes of equity securities to which this statement (the “Statement”) relates is the common stock, no par value (the “Common Stock”) and the class B restricted voting stock, no par value (the “Class B Stock”) of Northern Power Systems Corp., a British Columbia corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2900-550 Burrard Street, Vancouver BC V6C0A3 Canada.

Item 2. Identity and Background.

The persons filing this Statement are RockPort Capital Partners III, L.P. (“RockPort LP”), a Delaware limited partnership, RockPort Capital III, L.L.C. (“RockPort LLC”), a Delaware limited liability company and the general partner of RockPort LP, Alexander Ellis III, Janet B. James, William E. James, Charles J. McDermott, David J. Prend, Stoddard M. Wilson, and Victor A. Westerlind (individually a “Member,” and collectively the “Members”). The Members are the sole managing members of RockPort LLC. Each of the above may be referred to herein as a “Reporting Person.”

The address and principal business office of RockPort LP and RockPort LLC and each of the Members is 160 Federal Street, 18th Floor, Boston, MA 02110.

The principal business of RockPort LP is to directly or indirectly invest in, hold, sell and otherwise deal in for its own account securities and enter into, make and perform all contracts and other undertakings, and engage in all activities and transactions necessary or advisable to the carrying out of the foregoing objectives and purposes. The principal business of RockPort LLC is to act as sole general partner of RockPort LP. The principal business of each of the Members is to manage RockPort LLC and any other affiliated partnership with similar business.

During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

RockPort LP is a limited partnership organized under the laws of the State of Delaware. RockPort LLC is a limited liability company organized under the laws of the State of Delaware. Each of the Members is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

RockPort LP received the securities covered by this Statement pursuant to that certain Merger Agreement and Plan of Reorganization, dated March 31, 2014, by and among the Issuer (formerly Mira III Acquisition Corp.), Wind Power Holdings, Inc., a Delaware corporation (“WPH”), Mira Subco Inc., a Delaware corporation (“Subco”), and Mira Subco LLC, a Delaware limited liability company (“Subco2”) (the “Merger Agreement”). Pursuant to the Merger Agreement, all of the common stock and convertible notes held by RockPort LP with respect to WPH were exchanged for 1,333,620 common shares and 3,559,045 Class B restricted voting shares of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s common shares and Class B restricted voting shares pursuant to the Merger Agreement as described in Item 3 above.

Page 11 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

(b) The Reporting Persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the following transactions which occurred in connection with the Merger Agreement and simultaneously with the acquisition of the securities covered by this Statement: (i) Subco, a wholly-owned subsidiary of the Issuer, merged with and into WPH with WPH as the surviving entity, (ii) immediately after the merger described in clause (i), WPH merged with and into Subco2, a wholly-owned subsidiary of the Issuer, with Subco2 as the surviving entity and (iii) Subco2 thereafter changed its name to Wind Power Holdings LLC.

(d) The Reporting Persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than the following transactions which occurred in connection with the Merger Agreement and simultaneously with the acquisition of the securities covered by this Statement: the board of directors of the Issuer was changed to consist of a minimum of three and a maximum of nine directors, with an initial board of eight directors.

(e) The Reporting Persons have no plans or proposals which relate to or would result in material change to the present capitalization or dividend policy of the Issuer, other than the following transactions which occurred in connection with the Merger Agreement and simultaneously with the acquisition of the securities covered by this Statement: the Issuer issued common shares and Class B restricted voting shares to RockPort LP and other persons in exchange for securities and other instruments of WPH as described in Item 3 above.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) RockPort LP directly owns and controls (i) 1,333,620 common shares, representing 11.65% of the Issuer’s outstanding common shares (based on 11,447,610 common shares issued and outstanding as of April 16, 2014), and (ii) 3,559,045 Class B restricted voting shares, representing 31.6% of the Issuer’s outstanding Class B restricted voting shares (based on 11,261,707 Class B restricted voting shares issued and outstanding as of April 16, 2014). RockPort LLC, as the general partner of RockPort LP, may be deemed to beneficially own all of the reported shares. RockPort LLC disclaims beneficial ownership of the reported shares except to the extent of its pecuniary interest therein, and this Statement shall not be deemed an admission that such Reporting Person is the beneficial owner of such shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose. Each of the Members, as a member of RockPort LLC, may be deemed to beneficially own all of the reported shares. Each Member disclaims beneficial ownership of the reported shares except to the extent of his or her pecuniary interest therein, and this Statement shall not be deemed an admission that any such reporting person is the beneficial owner of such shares for purposes of Section 16 of the Exchange Act, or for any other purpose.

(b) RockPort LP has sole voting and dispositive power over the 1,333,620 common shares and 3,559,045 Class B restricted voting shares that are owned by it. RockPort LP does not own any other securities of the Issuer. RockPort LLC, as the general partner of RockPort LP, has sole voting and dispositive power over the reported shares. Each of the Members, as a member of RockPort LLC, has shared voting and dispositive power over the reported shares.

Page 12 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

RockPort LP entered into a lock-up agreement in connection with WPH’s private placement offering of subscription receipts, which closed on March 17, 2014 (the “Private Placement”). Pursuant to the lock-up agreement, RockPort LP has agreed for the twelve (12) month period following the date of the TSX Venture Exchange Final Exchange Bulletin (the “Lock-up Period”), not to, directly or indirectly: (i) offer, pledge, sell, contract to sell, assign, transfer, encumber, secure, pledge, grant or sell any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, or make any public announcement in respect of any of the foregoing, (collectively, “Transfer”) any common stock, Class B restricted voting shares, or any other class of shares or securities convertible into or exercisable or exchangeable for common shares, Class B restricted voting shares or any other class of shares (or any common shares, Class B restricted voting shares or any other class of shares issued pursuant to the conversion, exercise or exchange thereof) of the Issuer (collectively, the “Locked-Up Securities”), in either case, beneficially owned or controlled by RockPort LP; or (ii) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement (including a monetization arrangement) that Transfers to another or has the effect of Transferring to another, in whole or in part, any of the economic consequences and benefits of ownership of the Locked-Up Securities, without the prior written consent of Beacon Securities Limited, on its own behalf and on behalf of the agents of the Private Placement, such consent not to be unreasonably withheld or delayed, and provided that such consent will only be provided at any time following the date that is six (6) months prior to the end of the Lock-Up Period. During the first six (6) months of the Lock-Up Period, no consent will be provided by Beacon Securities Limited, on its own behalf and on behalf of the agents of the Private Placement, for any Transfer of the Locked-Up Securities. Notwithstanding the foregoing, at any time following the date that is six (6) months prior to the end of the Lock-Up Period, RockPort LP is permitted to Transfer up to 10% of the Locked-Up Securities held by them as of the date that is six (6) months prior to the end of the Lock-Up Period without the consent of Beacon Securities Limited, on its own behalf and on behalf of the agents of the Private Placement.

RockPort LP has also entered into a Canadian National Policy 46-201 - Escrow for Initial Public Offerings escrow agreement with, among others, the Issuer and Equity Financial Trust Company, pursuant to which RockPort LP’s securities are being held in escrow. The securities subject to the escrow agreement will be released in equal tranches of 25% over a period of 18 months.

In addition, RockPort LP, the Issuer and certain other shareholders of the Issuer have entered into a Fifth Amended and Restated Investors’ Rights Agreement dated April 14, 2014 (the “Investors’ Rights Agreement”). Pursuant to the Investors’ Rights Agreement, RockPort LP or its permitted transferees are entitled to rights with respect to the registration of the common shares held by them under the United States Securities Act of 1933, as amended from time to time. These rights include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by the Issuer and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the Common Stock being registered. The rights under the Investors’ Rights Agreement will be triggered only if the Issuer determines to list its shares on a U.S. securities exchange or if a specified percentage of holders require such listing after a certain period of time.

Page 13 of 15 Pages

CUSIP No.:

FOR THE COMMON STOCK, 66561Y107

FOR THE CLASS B RESTRICTED VOTING SHARES, N/A

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Merger Agreement and Plan of Reorganization, dated March 31, 2014, by and among the Northern Power Systems Corp. (formerly Mira III Acquisition Corp.), Wind Power Holdings, Inc., Mira Subco Inc., and Mira Subco LLC, incorporated by reference from Exhibit 10.9 to Wind Power Holdings, Inc.’s Amendment No. 2 to Form 10 filed on April 14, 2014.

Exhibit 2	Fifth Amended and Restated Investors’ Rights Agreement, dated April 14, 2014, by and among Wind Power Holdings, Inc. and certain of its stockholders, incorporated by reference from Exhibit 10.1 to Northern Power Systems Corp.’s Form 8-K filed on April 23, 2014.

Exhibit 3	Escrow Agreement, made and entered into as of April 16, 2014, by and among Northern Power Systems Corp., Equity Financial Trust Company, as escrow agent, and the shareholders named therein, incorporated by reference from Exhibit 10.4 to Northern Power Systems Corp.’s Form 8-K filed on April 23, 2014.

Exhibit 4	Joint Filing Agreement between the Reporting Persons.

Exhibit 5	Power of Attorney

Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2014

Rockport Capital Partners III, L.P.

By:	Rockport Capital III, L.L.C., its General Partner

By:	/s/ Stoddard M. Wilson
Name:	Stoddard M. Wilson
Title:	Managing Member

Rockport Capital III, L.L.C.

By:	/s/ Stoddard M. Wilson
Name:	Stoddard M. Wilson
Title:	Managing Member

/s/ Stoddard M. Wilson
Stoddard M. Wilson

/s/ Stoddard M. Wilson, Attorney-in-Fact
Alexander Ellis III

/s/ Stoddard M. Wilson, Attorney-in-Fact
Janet B. James

/s/ Stoddard M. Wilson, Attorney-in-Fact
William E. James

/s/ Stoddard M. Wilson, Attorney-in-Fact
Charles J. McDermott

/s/ Stoddard M. Wilson, Attorney-in-Fact
David J. Prend

/s/ Stoddard M. Wilson, Attorney-in-Fact
Victor A. Westerlind

Page 15 of 15 Pages

Exhibit 4

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares and Class B restricted voting shares of Northern Power Systems Corp., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: May 6, 2014

Rockport Capital Partners III, L.P.

By:	Rockport Capital III, L.L.C., its General Partner

By:	/s/ Stoddard M. Wilson
Name:	Stoddard M. Wilson
Title:	Managing Member

Rockport Capital III, L.L.C.

By:	/s/ Stoddard M. Wilson
Name:	Stoddard M. Wilson
Title:	Managing Member

/s/ Stoddard M. Wilson
Stoddard M. Wilson

/s/ Stoddard M. Wilson, Attorney-in-Fact
Alexander Ellis III

/s/ Stoddard M. Wilson, Attorney-in-Fact
Janet B. James

/s/ Stoddard M. Wilson, Attorney-in-Fact
William E. James

/s/ Stoddard M. Wilson, Attorney-in-Fact
Charles J. McDermott

/s/ Stoddard M. Wilson, Attorney-in-Fact
David J. Prend

/s/ Stoddard M. Wilson, Attorney-in-Fact
Victor A. Westerlind

Exhibit 5

POWER OF ATTORNEY

Know all by these present, that the undersigned hereby constitute and appoint Stoddard M. Wilson, signing singly, as the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner of shares of Common Stock of Northern Power Systems Corp., a British Columbia corporation (the “Company”), and/or a director of the Company, any Schedule 13D or Schedule 13G, and any amendments, supplements or exhibits thereto (including any joint filing agreements) required to be filed by the undersigned under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and any Forms 3, 4 and 5 and any amendments, supplements or exhibits thereto required to be filed by the undersigned under Section 16(a) of the Exchange Act, and any corresponding forms required under Canadian securities laws;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, 4 or 5 and any corresponding forms required under Canadian securities laws and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority in the United States or Canada; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in her or his discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or her or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 and Section 16 of the Exchange Act or equivalent Canadian securities laws.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 13 or Section 16 of the Exchange Act or equivalent Canadian securities laws with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 6th day of May, 2014.

RockPort Capital Partners II, L.P.

By:	RockPort Capital II, LLC
Its:	General Partner

By:	/s/ Stoddard M. Wilson
Name:	Stoddard M. Wilson
Title:	Managing Member

RockPort Capital II, LLC

By:	/s/ Stoddard M. Wilson
Name:	Stoddard M. Wilson
Title:	Managing Member

/s/ Alexander Ellis III
Alexander Ellis III

/s/ Janet B. James
Janet B. James

/s/ William E. James
William E. James

/s/ Charles J. McDermott
Charles J. McDermott

/s/ David J. Prend
David J. Prend

/s/ Victor A. Westerlind
Victor A. Westerlind